EXHIBIT 11

                        Calculation of Earnings per Share
              (Dollars in Thousands Except Per Share Information)


                                            Three Months
                                       -----------------------
                                           Ended March 31,
                                          1999        2000
                                          ----        ----

Net income (loss)                      $      73   $ (1,234)

Net income (loss)  per share - Basic   $     .01   $   (.11)


Net income (loss) per share - Diluted  $     .01   $   (.11)

Weighted average number of common
shares - Basic                            11,027   -----------
                                                      11,404

Weighted average number of common and
common equivalent shares - Diluted        11,337      11,404